                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                          (Amendment No. __________) *

                                   QT 5, INC.
                                   ----------
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    747268100
                                    ---------
                                 (CUSIP Number)

                                  May 22, 2003
                                  ------------
              Date of Event which Requires Filing of this Statement


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]   Rule 13d-1(b)
         [ ]   Rule 13d-1(c)
         [X]   Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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
----------------------------------------------                                 ---------------------------------------------
CUSIP No.  747268100                                         13G               Page 2 of 3 Pages
----------------------------------------------                                 ---------------------------------------------

-------- -------------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

         Shelly Singhal
-------- -------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                              (a) [ ]
                                                                                                          (b) [ ]
         Inapplicable
-------- -------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

-------- -------------------------------------------------------------------------------------------------------------------

   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
---------------------- ------ ----------------------------------------------------------------------------------------------

                         5    SOLE VOTING POWER
      NUMBER OF
       SHARES                 2,528,421
    BENEFICIALLY
      OWNED BY        ------ ----------------------------------------------------------------------------------------------
        EACH
      REPORTING         6    SHARED VOTING POWER
       PERSON
        WITH                 0 shares
                      ------ ----------------------------------------------------------------------------------------------

                        7    SOLE DISPOSITIVE POWER

                             2,528,421
                      ------ ----------------------------------------------------------------------------------------------

                        8    SHARED DISPOSITIVE POWER

                             0 shares
-------- -------------------------------------------------------------------------------------------------------------------

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                2,528,421 shares (1)
-------- -------------------------------------------------------------------------------------------------------------------

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

-------- -------------------------------------------------------------------------------------------------------------------

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         7.54%
-------- -------------------------------------------------------------------------------------------------------------------

12       TYPE OF REPORTING PERSON (See Instructions)

         IN
-------- -------------------------------------------------------------------------------------------------------------------


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Item 1.
     (a)  Name of Issuer - QT 5, Inc.
     (b) Address of Issuer's Principal Executive Offices - 5655 Lindero Canyon Road, Suite 120, Westlake Village, California 91362

Item 2.
     (a)  Names of Person Filing - Shelly Singhal
     (b) Address of Principal Business Office or, if none, Residence - SBI USA, a division of First Securities USA 2361 Campus Drive, Suite 210 Irvine, CA 92612
     (c)  Citizenship or Place of Organization - United States
     (d)  Title of Class of Securities - Common Stock
     (e)  CUSIP Number - 747268100

Item 3.

     (a)  |_| Broker or Dealer registered under Section 15 of the Act
     (b)  |_| Bank as defined in section 3(a)(6) of the Act
     (c)  |_| Insurance Company as defined in section 3(a)(19) of the act
     (d) |_| Investment Company registered under section 8 of the Investment Company Act
     (e) |_| Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
     (f) |_| Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss.240.13d-l(b)(l)(ii)(F)
     (g) |_| Parent Holding Company, in accordance with ss.240.13d-l(b)(ii)(G) (Note: See Item 7)
     (h)  |_| Group, in accordance with ss.240.13d-l(b)(l)(ii)(J)

Item 4. Ownership

(a) Amount Beneficially Owned - Shelly Singhal has the sole power to vote or direct the vote and to dispose or direct the disposition of, and therefore beneficially own, 2,528,421 shares of common stock.

(b) Percent of Class - The shares of common stock beneficially owned in the aggregate by Shelly Singhal represent approximately 7.54% of such class, which is based upon 33,537,426 shares of common stock outstanding as of May 22, 2003.

(c)     Number of shares as to which such person has:

        (i) sole power to vote or to direct the vote - Shelly Singhal has the sole power to vote or to direct the vote of 2,528,421 shares of common stock.

        (ii)  shared power to vote or to direct the vote - Not applicable.

        (iii) sole power to dispose or to direct the disposition of - Shelly Singhal has the sole power to dispose or direct the disposition of 2,528,421 shares of common stock.

        (iv) shared power to dispose or to direct the disposition of - Not applicable.

Item 5. Ownership of 5 Percent or Less of a Class

        If this Statement is being filed to report the fact that as of the date hereof the reporting person has chosen to be the beneficial owner of more than five percent of the class of security, check the following [X].

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

    Inapplicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Securities Being Reported on By the Parent Holding Company

    Inapplicable.


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Item 8. Identification and Classification of Members of the Group

    Inapplicable.

Item 9. Notice of Dissolution of Group

    Inapplicable.

Item 10. Certification

    Inapplicable.

                                    SIGNATURE

    After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  June 23, 2003

                                           Signature: /s/ Shelly Singhal
                                                      -------------------------
                                                      Name: Shelly Singhal


     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)